EXHIBIT 6.1

Statement Explaining How Earnings Per Share Information

Was Calculated in This Annual Report

The calculation of basic earnings per share for the year ended December 31, 2003 is based on the combined net income for the year attributable to ordinary shareholders of RMB3,552.0 million divided by the weighted average number of ordinary shares outstanding in 2003, which were 10,499,900,153 shares. As there are no dilutive securities, there is no difference between basic and diluted pro forma earnings per share.